FOR IMMEDIATE RELEASE	TSX: WPM
November 14, 2018	NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES THIRD QUARTER RESULTS
FOR 2018 AND DECLARES FOURTH QUARTERLY DIVIDEND OF 2018

On track to exceed annual production guidance

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce its results for the third quarter ended September 30, 2018. All figures are presented in United States dollars unless otherwise noted.

In the third quarter of 2018, Wheaton generated close to $110 million in operating cash flow, and completed the acquisition of a gold and palladium stream on the Stillwater and East Boulder mines (collectively "Stillwater"). During the third quarter, Wheaton received its first deliveries of gold and palladium from Stillwater. Through the first nine months of 2018, Wheaton had record gold production and sales volumes, and is currently on track to exceed annual production guidance.
Operational Overview

	Q3 2018		Q3 2017	Change
Ounces produced
Silver	5,701		7,595	(24.9)%
Gold	101,552		95,216	6.7%
Palladium	8,817		-	n.a
Ounces sold
Silver	5,018		5,758	(12.9)%
Gold	89,242		82,548	8.1%
Palladium	3,668		-	n.a
Sales price per ounce
Silver	$14.80		$16.87	(12.3)%
Gold	$1,210		$1,283	(5.7)%
Palladium	$955	$	n.a.	n.a
Cash costs per ounce [1]
Silver [1]	$5.04		$4.43	13.8%
Gold [1]	$418		$396	5.6%
Palladium [1]	$169	$	n.a.	n.a
Cash operating margin per ounce [1]
Silver [1]	$9.76		$12.44	(21.5)%
Gold [1]	$792		$887	(10.7)%
Palladium [1]	$786	$	n.a.	n.a
Revenue	$185,769		$203,034	(8.5)%
Net earnings	$34,021		$66,578	(48.9)%
Per share	$0.08		$0.15	(46.7)%
Adjusted net earnings [1]	$35,132		$66,578	(47.2)%
Per share [1]	$0.08		$0.15	(47.4)%
Operating cash flows	$108,413		$129,121	(16.0)%
Per share [1]	$0.24		$0.29	(17.2)%
Dividends declared [1]	$39,921		$44,201	(9.7)%
Per share	$0.09		$0.10	(10.0)%
All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.

Highlights
•
The decrease in attributable silver production for the three months ended September 30, 2018, was primarily due to the termination of the San Dimas silver purchase agreement and the entering into of the new San Dimas precious metals purchase agreement ("First Majestic PMPA") effective May 10, 2018, the expiry of the streaming agreement relative to the Lagunas Norte, Veladero and Pierina mines on March 31, 2018, and lower production at Peñasquito due to lower throughput and planned lower grades from stockpiles during the commissioning of the now fully constructed Peñasquito Pyrite Leach Project ("PLP").

•
The increase in attributable gold production for the three months ended September 30, 2018, was primarily due to the entering into of the First Majestic PMPA, the acquisition of the new gold stream at Stillwater, partially offset by lower production at both Salobo and Minto.

•
The decrease in silver sales volume for the three months ended September 30, 2018, was due to the lower production levels, partially offset by positive changes in the balance of payable silver produced but not yet delivered to Wheaton.

•
The increase in gold sales volume for the three months ended September 30, 2018, was primarily the result of increased production levels coupled with positive changes in the balance of payable gold produced but not yet delivered to Wheaton.

•	Declared quarterly dividend of $0.09 per common share.
•
On July 25, 2018, the Company, through its wholly owned subsidiary Wheaton Precious Metals International Ltd. ("Wheaton International"), completed the acquisition from Sibanye Gold Limited ("Sibanye-Stillwater") of a fixed percentage of gold and palladium production from Stillwater effective July 1, 2018.

Reconfirming 2018 Production Guidance
•	Wheaton's estimated attributable production in 2018 is on track to exceed its guidance of approximately 355,000 ounces of gold, 22.5 million ounces of silver and 10,400 ounces of palladium.

Subsequent to the Quarter
•
On October 24, 2018, Vale S.A. ("Vale") announced the approval of the Salobo III mine expansion, which if completed as proposed, would increase processing throughput capacity from 24 million tonnes per annum ("Mtpa") to 36 Mtpa once fully ramped up (the "Salobo Expansion").

"Our robust precious metals business continued to grow in the third quarter with the first production of gold and palladium from our latest stream, Stillwater, exceeding our expectations. With the addition of Stillwater, Wheaton had record gold production and sales volume in the first nine months of 2018 resulting in operating cash flow of almost $370 million." said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. "In addition, we believe we are currently well positioned to exceed our production guidance for 2018. Finally, we also look forward to Vale pursuing their announced expansion of the Salobo mine in Brazil. Salobo has proven itself to be an exceptional mine, delivering metal to both Vale and Wheaton at a low cost."

Financial Review

Revenues
Revenue was $186 million in the third quarter of 2018, on sales volume of 5.0 million ounces of silver, 89,200 ounces of gold and 3,700 ounces of palladium. This represents a 9% decrease from the $203 million of revenue generated in the third quarter of 2017 due primarily to (i) a 13% decrease in the number of silver ounces sold; (ii) a 12% decrease in the average realized silver price ($14.80 in Q3 2018 compared with $16.87 in Q3 2017); and (iii) a 6% decrease in the average realized gold price ($1,210 in Q3 2018 compared with $1,283 in Q3 2017); partially offset by (iv) an 8% increase in the number of gold ounces sold; and (v) the first sales of palladium.

Costs and Expenses
Average cash costs¹ in the third quarter of 2018 were $5.04 per silver ounce sold, $418 per gold ounce sold and $169 per palladium ounce sold, as compared with $4.43 per silver ounce and $396 per gold ounce during the comparable period of 2017. This resulted in a cash operating margin¹ of $9.76 per silver ounce sold, $792 per gold ounce sold and $786 per palladium ounce sold, a reduction of 22% and 11% for silver and gold, respectively, as compared with Q3 2017. The decrease in the cash operating margin was primarily due to a 12% decrease in the average realized silver price and a 6% decrease in the average realized gold price in Q3 2018 compared with Q3 2017.

Earnings and Operating Cash Flows
Adjusted net earnings¹ and cash flow from operations in the third quarter of 2018 were $35 million ($0.08 per share) and $108 million ($0.24 per share¹), compared with $67 million ($0.15 per share) and $129 million ($0.29 per share¹) for the same period in 2017, a decrease of 47% and 16%, respectively.

Balance Sheet
At September 30, 2018, the Company had approximately $119 million of cash on hand and $1.4 billion outstanding under the Company's $2 billion revolving term loan (the "Revolving Facility").

Third Quarter Asset Highlights

During the third quarter of 2018, attributable production was 5.7 million ounces of silver, 101,600 ounces of gold and 8,800 ounces of palladium, representing a decrease of 25% and an increase of 7% for silver and gold, respectively, as compared with the third quarter of 2017.

Operational highlights for the quarter ended September 30, 2018, based upon counterparties' reporting, are as follows:

Salobo
In the third quarter of 2018, Salobo produced 68,600 ounces of attributable gold, a decrease of approximately 6% relative to the third quarter of 2017 due to slightly lower grades as expected due to mine sequencing in the open pit. As discussed below, subsequent to the quarter, Vale announced the approval of the Salobo Expansion.

Peñasquito
In the third quarter of 2018, Peñasquito produced 1.0 million ounces of attributable silver, a decrease of approximately 36% relative to the third quarter of 2017 due to lower throughput and planned lower grades from stockpiles during the commissioning of the now fully constructed PLP. According to Goldcorp Inc.'s ("Goldcorp") third quarter of 2018 MD&A, lower production was a result of the planned transition from higher grade ore in the Peñasco pit to lower grade ore from stockpiles during the first three quarters of 2018.

This transition facilitated the stripping campaign in the Peñasco pit and the pre-stripping campaign in the newly developed Chile Colorado pit. Goldcorp further notes that production in the third quarter of 2018 was impacted by a reduction in mill throughput as much harder low-grade stockpiles were processed during commissioning of the Carbon Pre-flotation plant, a component of the PLP.

According to Goldcorp, commissioning of the PLP commenced, with commercial production expected in the fourth quarter of 2018. In addition, Goldcorp reports that substantially all of Peñasquito's production in the fourth quarter will come from higher grade ore from the main Peñasco pit.

Antamina
In the third quarter of 2018, Antamina produced 1.5 million ounces of attributable silver, a decrease of approximately 15% relative to the third quarter of 2017 as expected due to mine sequencing in the open pit.

San Dimas
In the third quarter of 2018, San Dimas produced 10,600 ounces of attributable gold. According to First Majestic Silver Corp.'s ("First Majestic") third quarter of 2018 production report, silver equivalent production in the quarter increased 90% relative to the prior quarter due to increased throughput as some of the lower grade stopes that were deemed uneconomical under the old streaming agreement have now become economical under the new streaming agreement. First Majestic also highlighted increased recoveries as a result of an additional agitator tank being installed in September which increases retention times.

Sudbury
In the third quarter of 2018, Vale's Sudbury mines produced 6,000 ounces of attributable gold, a decrease of approximately 30% relative to the third quarter of 2017 primarily due to lower throughput caused by a planned maintenance shutdown in August (planned maintenance in 2017 occurred in June).

Constancia
In the third quarter of 2018, Constancia produced 0.7 million ounces of attributable silver and 3,300 ounces of attributable gold, an increase of approximately 19% and 31%, respectively, relative to the third quarter of 2017. Increased silver and gold production was primarily due to record mill throughput and higher grades.

Stillwater
In the third quarter of 2018, Stillwater produced 6,400 ounces of attributable gold and 8,800 ounces of attributable palladium. On July 25, 2018, the Company, through its wholly owned subsidiary Wheaton International, completed the acquisition from Sibanye-Stillwater of a fixed percentage of gold and palladium production from Stillwater. As part of the agreement, Wheaton is entitled to the attributable gold and palladium production for which an offtaker payment was received after July 1, 2018, resulting in reported production for the third quarter including some material processed in the previous quarter. Wheaton's 2018 production guidance for Stillwater was approximately 5,400 ounces of gold and 10,400 ounces of palladium. For more details on the acquisition, please refer to Wheaton's news release dated July 16, 2018.

Other Silver
In the third quarter of 2018, total Other Silver attributable production was 2.4 million ounces, a decrease of approximately 4% relative to the third quarter of 2017. The decrease was driven primarily by the cessation of attributable production from the Lagunas Norte, Veladero and Pierina mines as the silver purchase agreement with Barrick Gold Corp. ("Barrick") related to these mines expired on March 31, 2018, and lower production at Zinkgruvan, partially offset by the start-up of attributable production at the Aljustrel mine.

Other Gold
In the third quarter of 2018, total Other Gold attributable production was 6,700 ounces, a decrease of approximately 41% relative to the third quarter of 2017. The decrease was due primarily to lower production at both the 777 and Minto mines. As per Capstone Mining Corp's ("Capstone") news release dated October 11, 2018, the agreement under which Capstone had agreed to sell its Minto mine to Pembridge Resources plc has been terminated. In conjunction with this, Capstone has elected to place the Minto mine on care and maintenance while Capstone seeks alternatives to preserve and maximize the value of the Minto mine.

Produced But Not Yet Delivered 21
As at September 30, 2018, payable ounces attributable to the Company produced but not yet delivered amounted to 4.5 million payable silver ounces, 77,100 payable gold ounces and 4,700 payable palladium ounces, representing an increase of 0.2 million payable silver ounces and 100 payable gold ounces during the three-month period ended September 30, 2018. Payable silver ounces produced but not yet delivered increased primarily as a result of increases related to the Peñasquito and Antamina silver interests partially offset by a decrease related to the Yauliyacu silver interest. Payable gold ounces produced but not yet delivered increased primarily as a result of increases related to the Stillwater and Sudbury gold interests partially offset by decreases related to the Minto and 777 gold interests. Payable ounces produced but not yet delivered to the Wheaton group of companies are expected to average approximately two months of annualized production for silver and two to three months for both gold and palladium but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton's consolidated MD&A in the 'Results of Operations and Operational Review' section.

Subsequent to the Quarter

Salobo Expansion
As per Vale's third quarter 2018 MD&A, on October 24, 2018, Vale's Board of Directors approved the Salobo Expansion, a brownfield expansion, which if completed as proposed, would increase processing throughput capacity to 36 Mtpa. Wheaton International first entered into a gold purchase agreement with Vale in respect of the Salobo mine in 2013 and made subsequent amendments to the agreement in 2015 and 2016 (the "Gold Agreement"). As part of the Gold Agreement, if actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Wheaton will be required to make an additional payment to Vale based on a set fee schedule. As proposed, the Salobo Expansion would increase throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up. Vale has approved the investment of US$1.1 billion in the Salobo Expansion, with a start-up scheduled for the first half of 2022 and an estimated ramp-up of 15 months. Vale has indicated that the Salobo Expansion will encompass a third concentrator and will use Salobo's existing infrastructure. As agreed to as part of the original Gold Agreement and based on Vale's disclosure relating to size and timing of the Salobo Expansion, the Company estimates that an expansion payment of between $550 million to $650 million would be payable. Given Vale's proposed schedule, this payment would likely be made in 2023.

Dividend

Fourth Quarterly Dividend
The fourth quarterly cash dividend for 2018 of US$0.09 will be paid to holders of record of Wheaton Precious Metals common shares as of the close of business on November 30, 2018 and will be distributed on or about December 13, 2018.

Under the Company's dividend policy, the quarterly dividend per common share will be equal to 30% of the average cash generated by operating activities in the previous four quarters divided by the Company's then outstanding common shares, all rounded to the nearest cent.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Dividend Reinvestment Plan
The Company has previously implemented a Dividend Reinvestment Plan ("DRIP"). Participation in the DRIP is optional. For the purposes of this fourth quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms are available for download on the Company's website at www.wheatonpm.com, accessible by quick links directly from the home page, and can also be found in the 'investors' section, under the 'dividends' tab.

Registered shareholders may also enroll in the DRIP online through the plan agent's self-service web portal at: https://www.canstockta.com/en/InvestorServices/Investor_Information/Issuer_List/IssuerDetail.jsp?companyCode=1501.

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

Outlook

Wheaton's estimated attributable production in 2018 is forecast to be approximately 355,000 ounces of gold, 22.5 million ounces of silver, and 10,400 ounces of palladium. Estimated average annual attributable production over the next five years (including 2018) is anticipated to be approximately 385,000 ounces of gold, 25 million ounces of silver, 27,000 ounces of palladium, and starting in 2021, 2.1 million pounds of cobalt per year. As a reminder, Wheaton does not include any production from Barrick's Pascua-Lama project or Hudbay's Rosemont project in its estimated average five-year production guidance.

From a liquidity perspective, the $119 million of cash and cash equivalents as at September 30, 2018 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

Webcast and Conference Call Details

A conference call and webcast will be held Thursday, November 15, 2018, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	7977429
Live audio webcast:	www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until November 22, 2018 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	7977429
Archived audio webcast:	www.wheatonpm.com

This earnings release should be read in conjunction with Wheaton Precious Metals' MD&A and Financial Statements, which are available on the Company's website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, Vice President, Mining Operations for Wheaton Precious Metals, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.
2 Payable silver, gold and palladium ounces produced but not yet delivered are based on management estimates and may be updated in future periods as additional information is received.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2018	2017	2018	2017
Sales	$185,769	$203,034	$597,421	$600,669
Cost of sales
Cost of sales, excluding depletion	$63,202	$58,234	$182,195	$173,506
Depletion	64,684	61,852	184,444	185,567
Total cost of sales	$127,886	$120,086	$366,639	$359,073
Gross margin	$57,883	$82,948	$230,782	$241,596
General and administrative [1]	8,779	8,793	30,507	25,760
Earnings from operations	$49,104	$74,155	$200,275	$215,836
Gain on disposal of mineral stream interest	-	-	(245,715)	-
Other (income) expense	1,301	74	1,157	(2,007)
Earnings before finance costs and income taxes	$47,803	$74,081	$444,833	$217,843
Finance costs	12,877	7,766	27,351	23,120
Earnings before income taxes	$34,926	$66,315	$417,482	$194,723
Income tax (expense) recovery	(905)	263	2,805	691
Net earnings	$34,021	$66,578	$420,287	$195,414
Basic earnings per share	$0.08	$0.15	$0.95	$0.44
Diluted earnings per share	$0.08	$0.15	$0.95	$0.44
Weighted average number of shares outstanding
Basic	443,634	442,094	443,188	441,790
Diluted	444,120	442,476	443,727	442,263
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,402	$1,279	$4,045	$3,748

Condensed Interim Consolidated Balance Sheets

	As at September 30	As at December 31
(US dollars in thousands - unaudited)	2018	2017
Assets
Current assets
Cash and cash equivalents	$119,373	$98,521
Accounts receivable	1,099	3,194
Other	2,655	1,700
Total current assets	$123,127	$103,415
Non-current assets
Mineral stream interests	$6,224,128	$5,423,277
Early deposit mineral stream interests	30,244	21,722
Mineral royalty interest	9,107	9,107
Long-term equity investments	168,427	95,732
Investment in associates	2,621	2,994
Convertible note receivable	13,560	15,777
Other	14,804	11,289
Total non-current assets	$6,462,891	$5,579,898
Total assets	$6,586,018	$5,683,313
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$13,346	$12,118
Current portion of performance share units	1,951	-
Other	22	25
Total current liabilities	$15,319	$12,143
Non-current liabilities
Bank debt	$1,380,500	$770,000
Deferred income taxes	106	76
Performance share units	2,905	1,430
Total non-current liabilities	$1,383,511	$771,506
Total liabilities	$1,398,830	$783,649
Shareholders' equity
Issued capital	$3,495,739	$3,472,029
Reserves	10,734	77,007
Retained earnings	1,680,715	1,350,628
Total shareholders' equity	$5,187,188	$4,899,664
Total liabilities and shareholders' equity	$6,586,018	$5,683,313

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	2018	2017	2018	2017
Operating activities
Net earnings	$34,021	$66,578	$420,287	$195,414
Adjustments for
Depreciation and depletion	64,974	62,096	185,206	186,298
Gain on disposal of mineral stream interest	-	-	(245,715)	-
Interest expense	11,806	6,361	23,055	19,215
Equity settled stock based compensation	1,402	1,279	4,045	3,748
Performance share units	(85)	(38)	3,415	(496)
Deferred income tax expense (recovery)	881	(279)	(2,880)	(985)
Loss on fair value adjustment of share purchase warrants held	12	-	123	-
Share in losses of associate	172	-	373	-
Fair value adjustment on convertible note receivable	927	-	2,217	-
Investment income recognized in net earnings	(109)	(93)	(611)	(256)
Other	(1,322)	(233)	(809)	(966)
Change in non-cash working capital	2,983	(234)	(1,911)	(9,162)
Cash generated from operations before interest paid and received	$115,662	$135,437	$386,795	$392,810
Interest paid	(7,395)	(6,394)	(18,450)	(19,296)
Interest received	146	78	608	211
Cash generated from operating activities	$108,413	$129,121	$368,953	$373,725
Financing activities
Bank debt repaid	$(28,000)	$(99,000)	$(214,000)	$(339,000)
Bank debt drawn	452,000	-	824,500	-
Credit facility extension fees	-	(6)	(1,205)	(1,311)
Share purchase options exercised	-	-	1,027	1,002
Dividends paid	(33,873)	(36,663)	(98,462)	(88,771)
Cash (used for) generated from financing activities	$390,127	$(135,669)	$511,860	$(428,080)
Investing activities
Mineral stream interests	$(506,171)	$-	$(1,116,406)	$-
Early deposit mineral stream interests	(4,254)	(5)	(8,712)	(899)
Net proceeds on disposal of mineral stream interests [1]	(4,000)	-	226,000	1,022
Acquisition of long-term investments	(4,847)	-	(5,863)	-
Proceeds on disposal of long-term investments	47,734	-	47,734	-
Dividend income received	20	15	60	45
Other	(664)	(116)	(3,089)	(202)
Cash used for investing activities	$(472,182)	$(106)	$(860,276)	$(34)
Effect of exchange rate changes on cash and cash equivalents	$354	$(11)	$315	$4
Increase (decrease) in cash and cash equivalents	$26,712	$(6,665)	$20,852	$(54,385)
Cash and cash equivalents, beginning of period	92,661	76,575	98,521	124,295
Cash and cash equivalents, end of period	$119,373	$69,910	$119,373	$69,910

1)
During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the November 4, 2014 bankruptcy of Mercator Minerals Ltd. ("Mercator") with whom Wheaton Precious Metals had a silver purchase agreement relative to Mercator's Mineral Park mine in the United States.

Summary of Ounces Produced

	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Silver ounces produced [2]
San Dimas [3]	-	607	1,606	1,324	1,043	973	623	1,429
Peñasquito	1,050	1,267	1,450	1,561	1,641	1,483	1,339	1,328
Antamina	1,468	1,458	1,339	1,467	1,735	1,888	1,464	1,599
Constancia	737	596	646	670	618	546	540	723
Other
Los Filos	21	32	29	48	43	42	32	33
Zinkgruvan	530	453	565	619	710	493	538	557
Yauliyacu	597	719	550	335	588	607	562	379
Stratoni	165	211	137	131	137	171	166	187
Minto [4]	25	30	35	30	43	42	56	100
Neves-Corvo	458	421	405	305	341	316	330	312
Aljustrel	514	138	-	-	-	-	-	-
Cozamin [5]	-	-	-	-	-	17	397	265
Lagunas Norte [6]	-	-	217	253	243	218	210	234
Pierina [6]	-	-	107	111	107	114	137	117
Veladero [6]	-	-	265	211	201	144	158	174
777	136	152	146	146	145	138	96	152
Total Other	2,446	2,156	2,456	2,189	2,558	2,302	2,682	2,510
Total silver ounces produced	5,701	6,084	7,497	7,211	7,595	7,192	6,648	7,589
Gold ounces produced ²
Sudbury [7]	5,955	6,476	3,511	8,568	8,519	7,468	9,182	8,901
Salobo	68,648	63,949	61,513	76,153	72,980	57,514	58,009	77,787
Constancia	3,261	3,187	3,315	2,947	2,498	2,332	2,431	3,151
San Dimas [3]	10,642	5,726	-	-	-	-	-	-
Stillwater	6,376	-	-	-	-	-	-	-
Other
Minto [4]	2,546	2,554	2,707	3,328	6,105	6,063	9,734	10,906
777	4,124	4,982	5,645	5,478	5,114	6,259	4,422	10,919
Total Other	6,670	7,536	8,352	8,806	11,219	12,322	14,156	21,825
Total gold ounces produced	101,552	86,874	76,691	96,474	95,216	79,636	83,778	111,664
Palladium ounces produced ²
Stillwater	8,817	-	-	-	-	-	-	-
SEOs produced [8]	14,466	12,948	13,577	14,572	14,823	13,009	12,513	15,526
GEOs produced [8]	179,016	163,888	171,241	190,979	195,263	178,100	178,766	218,429
Gold / Silver Ratio [8]	80.8	79.0	79.3	76.3	75.9	73.0	70.0	71.1
Palladium / Silver Ratio [8]	63.4	59.2	61.8	59.3	53.5	47.7	44.0	39.8
Gold / Palladium Ratio [8]	1.3	1.3	1.3	1.3	1.4	1.5	1.6	1.8
Average payable rate [2]
Silver	84.5%	87.0%	89.8%	90.3%	90.3%	91.1%	89.7%	91.5%
Gold	95.3%	94.7%	94.4%	94.8%	94.8%	94.5%	94.7%	95.4%
Palladium	94.6%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
1)	All figures in thousands except gold and palladium ounces produced.
2)
Ounces produced represent the quantity of silver, gold and palladium contained in concentrate or doré prior to smelting or refining deductions.  Production figures and average payable rates are based on information provided by the operators of the mining operations to which the silver, gold or palladium interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	On May 10, 2018 the Company terminated the San Dimas silver purchase agreement and concurrently entered into the San Dimas precious metal purchase agreement.
4)	The Minto mine was placed into care and maintenance in October 2018.
5)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
6)	The Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.
7)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
8)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold and palladium (in the case of SEOs) or silver and palladium (in the case of GEOs) using the ratio of the average price of silver to the average price of gold and palladium, respectively, and using the average price of palladium to the average price of gold, with all figures being as per the London Bullion Metal Exchange during the period.

Summary of Ounces Sold

	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Silver ounces sold
San Dimas [2]	-	1,070	1,372	1,299	962	845	796	1,571
Peñasquito	1,241	1,547	1,227	1,537	1,109	1,639	860	1,270
Antamina	1,333	1,422	1,413	1,769	1,537	1,453	1,170	1,488
Constancia	567	410	574	491	491	559	383	702
Other
Los Filos	27	35	52	16	43	42	32	33
Zinkgruvan	326	297	391	597	305	398	296	592
Yauliyacu	697	521	360	642	364	423	403	671
Stratoni	125	171	148	110	84	123	195	165
Minto [3]	-	28	(1)	34	43	39	37	102
Cozamin [4]	-	-	-	-	23	125	232	196
Neves-Corvo	234	178	169	119	117	114	153	147
Aljustrel	302	-	-	-	-	-	-	-
Lagunas Norte [5]	1	65	236	237	242	204	217	227
Pierina [5]	-	54	88	106	102	136	150	84
Veladero [5]	2	104	161	211	201	144	159	174
777	163	70	153	124	135	125	142	84
Total Other	1,877	1,523	1,757	2,196	1,659	1,873	2,016	2,475
Total silver ounces sold	5,018	5,972	6,343	7,292	5,758	6,369	5,225	7,506
Gold ounces sold
Sudbury [6]	2,560	4,400	5,186	12,059	3,237	5,822	6,887	10,183
Salobo	65,139	70,734	54,645	71,683	67,198	50,478	63,007	73,646
Constancia	2,980	2,172	3,247	1,965	2,206	2,356	2,315	3,343
San Dimas [2]	9,771	3,738	-	-	-	-	-	-
Stillwater	2,075	-	-	-	-	-	-	-
Other
Minto [3]	796	2,284	1,763	2,020	4,603	6,988	9,902	15,445
777	5,921	3,812	5,132	6,568	5,304	6,321	6,286	6,314
Total Other	6,717	6,096	6,895	8,588	9,907	13,309	16,188	21,759
Total gold ounces sold	89,242	87,140	69,973	94,295	82,548	71,965	88,397	108,931
Palladium ounces sold
Stillwater	3,668	-	-	-	-	-	-	-
SEOs sold [7]	12,462	12,855	11,892	14,488	12,024	11,625	11,412	15,249
GEOs sold [7]	154,222	162,715	149,987	189,882	158,401	159,161	163,032	214,529
Cumulative payable silver ounces PBND [8]	4,454	4,240	4,889	4,515	5,257	4,152	3,967	3,224
Cumulative payable gold ounces PBND [8]	77,093	77,029	81,923	79,477	82,632	74,899	71,571	80,621
Cumulative payable palladium ounces PBND [8]	4,671	-	-	-	-	-	-	-
Gold / Silver Ratio [7]	80.8	79.0	79.3	76.3	75.9	73.0	70.0	71.1
Palladium / Silver Ratio [7]	63.4	59.2	61.8	59.3	53.5	47.7	44.0	39.8
Gold / Palladium Ratio [7]	1.3	1.3	1.3	1.3	1.4	1.5	1.6	1.8
1)	All figures in thousands except gold and palladium ounces sold.
2)	On May 10, 2018 the Company terminated the San Dimas silver purchase agreement and concurrently entered into the San Dimas precious metal purchase agreement.
3)	The Minto mine was placed into care and maintenance in October 2018.
4)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
5)	The Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018.
6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
7)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold and palladium (in the case of SEOs) or silver and palladium (in the case of GEOs) using the ratio of the average price of silver to the average price of gold and palladium, respectively, and using the average price of palladium to the average price of gold, with all figures being as per the London Bullion Metal Exchange during the period.

8)
Payable silver, gold and palladium ounces produced but not yet delivered ("PBND") are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company's reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2018
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)		Average Cash Cost ($'s Per Ounce)[3]		Average Depletion ($'s Per Ounce)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
Peñasquito	1,050	1,241		$14.94		$4.17		$2.96	$18,544	$9,702	$13,369	$391,385
Antamina	1,468	1,333		14.98		2.98		8.70	19,956	4,398	16,235	721,388
Constancia	737	567		15.10		5.90		7.14	8,561	1,166	5,216	250,724
Other [4]	2,446	1,877		14.48		6.82		3.00	27,194	8,757	15,191	506,353
	5,701	5,018		$14.80		$5.04		$4.97	$74,255	$24,023	$50,011	$1,869,850
Gold
Sudbury [5]	5,955	2,560		$1,218		$400		$795	$3,117	$58	$1,948	$370,331
Salobo	68,648	65,139		1,210		400		386	78,815	27,604	52,760	2,735,159
Constancia	3,261	2,980		1,216		400		374	3,625	1,318	2,433	118,910
San Dimas	10,642	9,771		1,200		600		556	11,725	428	5,862	212,915
Stillwater	6,376	2,075		1,205		217		526	2,500	958	2,049	238,033
Other [6]	6,670	6,717		1,225		402		480	8,230	2,306	5,390	23,728
	101,552	89,242		$1,210		$418		$426	$108,012	$32,672	$70,442	$3,699,076
Palladium
Stillwater	8,817	3,668		$955		$169		$462	$3,502	$1,188	$2,882	$261,796
Cobalt
Voisey's Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$393,406
Operating results									$185,769	$57,883	$123,335	$6,224,128
Corporate costs
General and administrative										$(8,779)	$(4,899)
Finance costs										(12,877)	(8,351)
Other										(1,301)	(1,672)
Income tax expense										(905)	-
Total corporate costs										$(23,862)	$(14,922)	$361,890
										$34,021	$108,413	$6,586,018

1)	All figures in thousands except gold and palladium ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver, gold and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver, gold or palladium interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018 and the Minto mine was placed into care and maintenance in October 2018.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended September 30, 2018 were as follows:
Three Months Ended September 30, 2018
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Silver equivalent basis	14,466	12,462	$ 14.91	$ 5.07	$ 9.84	$ 5.19	$ 4.65
Gold equivalent basis	179,016	154,222	$ 1,205	$ 410	$ 795	$ 419	$ 376

1)
Ounces produced represent the quantity of silver, gold and palladium contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver, gold or palladium interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release

Three Months Ended September 30, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas [4]	1,043	962	$16.84	$4.32	$1.46	$16,205	$10,640	$12,049	$136,763
Peñasquito	1,641	1,109	16.67	4.13	2.88	18,491	10,715	13,911	407,679
Antamina	1,735	1,537	17.01	3.34	9.81	26,147	5,938	21,017	774,993
Constancia	618	491	17.16	5.90	7.36	8,429	1,915	5,531	265,420
Other [5]	2,558	1,659	16.79	5.28	3.77	27,854	12,836	19,109	759,840
	7,595	5,758	$16.87	$4.43	$5.13	$97,126	$42,044	$71,617	$2,344,695
Gold
Sudbury [6]	8,519	3,237	$1,281	$400	$769	$4,147	$362	$2,852	$389,266
Salobo	72,980	67,198	1,280	400	381	86,030	33,561	59,150	2,836,029
Constancia	2,498	2,206	1,301	400	409	2,869	1,083	1,986	122,856
Other [7]	11,219	9,907	1,298	368	335	12,862	5,898	8,823	35,924
	95,216	82,548	$1,283	$396	$391	$105,908	$40,904	$72,811	$3,384,075
Operating results						$203,034	$82,948	$144,428	$5,728,770
Corporate costs
General and administrative							$(8,793)	$(6,693)
Finance costs							(7,766)	(8,697)
Other							(74)	83
Income tax recovery							263	-
Total corporate costs							$(16,370)	$(15,307)	$206,916
							$66,578	$129,121	$5,935,686

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	On May 10, 2018 the Company terminated the San Dimas silver purchase agreement and concurrently entered into the San Dimas precious metal purchase agreement.
5)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Lagunas Norte, Pierina and Veladero precious metal purchase agreements expired on March 31, 2018 and the Minto mine was placed into care and maintenance in October 2018.

6)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

7)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest. The Minto mine was placed into care and maintenance in October 2018.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended September 30, 2017 were as follows:

Three Months Ended September 30, 2017
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Silver equivalent basis	14,823	12,024	$ 16.89	$ 4.84	$ 12.05	$ 5.14	$ 6.91
Gold equivalent basis	195,263	158,401	$ 1,282	$ 368	$ 914	$ 390	$ 524
1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Non-IFRS Measures

Wheaton Precious Metals has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver, gold and palladium on a per ounce basis and; (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, non-cash fair value (gains) losses, non-cash share of losses of associates and other one-time (income) expenses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).
	Three Months Ended September 30
(in thousands, except for per share amounts)	2018	2017
Net earnings	$34,021	$66,578
Add back (deduct):
Share in losses of associate	172	-
Loss on fair value adjustment of Kutcho Convertible Note	927	-
Loss on fair value adjustment of share purchase warrants held	12	-
Adjusted net earnings	$35,132	$66,578
Divided by:
Basic weighted average number of shares outstanding	443,634	442,094
Diluted weighted average number of shares outstanding	444,120	442,476
Equals:
Adjusted earnings per share - basic	$0.08	$0.15
Adjusted earnings per share - diluted	$0.08	$0.15

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30
(in thousands, except for per share amounts)	2018	2017
Cash generated by operating activities	$108,413	$129,121
Divided by:
Basic weighted average number of shares outstanding	443,634	442,094
Diluted weighted average number of shares outstanding	444,120	442,476
Equals:
Operating cash flow per share - basic	$0.24	$0.29
Operating cash flow per share - diluted	$0.24	$0.29

iii.
Average cash cost of silver, gold and palladium on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver, gold and palladium on a per ounce basis.

	Three Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2018	2017
Cost of sales	$127,886		$120,086
Less: depletion	(64,684)		(61,852)
Cash cost of sales	$63,202		$58,234
Cash cost of sales is comprised of:
Total cash cost of silver sold	$25,295		$25,529
Total cash cost of gold sold	37,287		32,705
Total cash cost of palladium sold	620		-
Total cash cost of sales	$63,202		$58,234
Divided by:
Total silver ounces sold	5,018		5,758
Total gold ounces sold	89,242		82,548
Total palladium ounces sold	3,668		-
Equals:
Average cash cost of silver (per ounce)	$5.04		$4.43
Average cash cost of gold (per ounce)	$418		$396
Average cash cost of palladium (per ounce)	$169	$	n.a.

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver, gold and palladium on a per ounce basis from the average realized selling price of silver, gold and palladium on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per ounce amounts)	2018	2017
Total sales:
Silver	$74,255		$97,126
Gold	$108,012		$105,908
Palladium	$3,502		$-
Divided by:
Total silver ounces sold	5,018		5,758
Total gold ounces sold	89,242		82,548
Total palladium ounces sold	3,668		-
Equals:
Average realized price of silver (per ounce)	$14.80		$16.87
Average realized price of gold (per ounce)	$1,210		$1,283
Average realized price of palladium (per ounce)	$955	$	n.a.
Less:
Average cash cost of silver [1] (per ounce)	$(5.04)		$(4.43)
Average cash cost of gold [1] (per ounce)	$(418)		$(396)
Average cash cost of palladium [1] (per ounce)	$(169)	$	n.a.
Equals:
Cash operating margin per silver ounce sold	$9.76		$12.44
As a percentage of realized price of silver	66%		74%
Cash operating margin per gold ounce sold	$792		$887
As a percentage of realized price of gold	65%		69%
Cash operating margin per palladium ounce sold	$786	$	n.a.
As a percentage of realized price of palladium	82%		n.a.

1)	Please refer to non-IFRS measure (ii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton Precious Metals' MD&A available on the Company's website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	estimated future production as a result of the Salobo Expansion;
•	future payment by Wheaton of consideration for the Salobo Expansion to Vale and the satisfaction of each party's obligations and conditions in accordance with the terms of the Gold Agreement;
•	the receipt by Wheaton of additional gold production in respect of the Salobo Expansion;
•	the repayment of the Kutcho convertible note;
•	the timing of the PLP commercial production in connection with Peñasquito;

•	the ore grade and location of Peñasquito's production in the fourth quarter of 2018;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton's production and cash flow profile;
•	the expansion and exploration potential at the Salobo and Peñasquito mines;
•	projected changes to Wheaton's production mix;
•	anticipated increases in total throughput;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2018 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2015; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	Vale does not meet the construction timeline, including anticipated completion, of the Salobo Expansion;
•	Vale is unable to commence, or the timing of delivery of additional gold by Vale is delayed or deferred under the Salobo Expansion;
•	Vale is unable to produce the estimated future production in connection with the Salobo Expansion;
•
Wheaton does not make the expansion payment to Vale or each party does not satisfy its obligations and conditions respect of the Salobo Expansion in accordance with the terms of the Gold Agreement; and

•	Vale does not deliver any, or delivers significantly less than anticipated, additional gold under the Salobo Expansion.
•	Kutcho not being able to make payments under the Kutcho convertible note;
•	the timing of the PLP commercial production in connection with Peñasquito will be delayed or will not achieve completion;
•
the ore grade and location of Peñasquito's production in the fourth quarter of 2018 will not be as expected; risks related to the satisfaction of each party's obligations in accordance with the terms of Wheaton's precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•
risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
•
Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company's business operations being materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements being materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
•	the Company not being assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	indebtedness and guarantees risks;
•	mine operator concentration risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Wheaton's acquisition strategy;
•	risks related to the market price of the common shares of Wheaton;
•	equity price risks related to Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•
risks related to the ability of the companies with which Wheaton has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuations in the commodity prices other than silver or gold;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;

•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2017 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	Vale is able to meet the construction timeline, including anticipated completion, of the Salobo Expansion;
•	Vale is able to commence and meet its timing for delivery of gold under the Salobo Expansion;
•	Vale is able to produce the estimated future production as a result of the Salobo Expansion;
•	that Wheaton will make the expansion payment to Vale and each party will satisfy their obligations and conditions in respect of the Salobo Expansion in accordance with the Gold Agreement;
•	Vale will deliver additional gold under the Salobo Expansion
•	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;
•	that the timing of the PLP commercial production in connection with Peñasquito with be as announced by Goldcorp;
•	the ore grade and location of Peñasquito's production in the fourth quarter of 2018 will be as announced by Goldcorp;
•	that Wheaton will be able to terminate the Pascua-Lama precious metal purchase agreement in accordance with its terms;
•	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	that Wheaton will be successful in challenging any reassessment by the CRA;
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton will not change its business as a result of any CRA reassessment;
•	that Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
that any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter;

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2017 and other continuous disclosure documents filed by Wheaton since January 1, 2018, available on SEDAR at www.sedar.com. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

In accordance with the Company's MD&A and financial statements, reference to the Company includes the Company's wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com